ADAMS and REESE LLP
Attorneys at Law Alabama Florida Louisiana Mississippi South Carolina Tennessee Texas Washington, DC Richard Pearlman Direct: 850.702.5782 E-Fax: 850.702.5807 richard.pearlman@arlaw.com

May 20, 2014

David Lin, Esq.

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prime Meridian Holding Company
Registration Statement on Form S-1
File No. 333-191801

Dear Mr. Lin:

We are writing to explain why we believe the safe-harbor exemption from broker registration provided by Securities and Exchange Commission (the “SEC”) Rule 3a4-1 is available to Prime Meridian Holding Company (the “Issuer”) and its Chief Executive Officer Sammie Dixon with respect to the Issuer’s offering of common stock pursuant to the above-referenced Registration Statement.

As described in the Post-Effective Amendment Number 1 filed with the SEC on April 11, 2014 (the “First Amendment”), the Issuer will engage Allen Mooney & Barnes Brokerage Services, LLC (“AMB”) to assist in the sale of up to 320,000 shares of Issuer common stock on a best-efforts basis. In connection with such engagement, the Issuer will pay to AMB: (i) a 25 basis point commission on sales of up to 320,000 shares in Alabama and Virginia and (ii) reimbursement for up to $5,000 in accounted for out of pocket expenses. Please be advised that the Issuer and AMB have agreed to eliminate the retainer and sales in Pennsylvania from their ultimate engagement. These revisions will be reflected in a Post-Effective Amendment Number 2 (the “Second Amendment”) to be filed in the near future.

Also as described in the First Amendment, AMB Associate Vice President Kimberly Dixon will be assisting in the sales of shares. Ms. Dixon is the wife of Mr. Dixon, the Issuer’s Chief Executive Officer.

Due to the spousal relationship between Mr. Dixon and Ms. Dixon, you have asked whether SEC Rule 3a4-1 is available to Mr. Dixon and the Issuer due to that rule’s requirement

David Lin, Esq.

May 20, 2014

that an associated person of an issuer who participates in the sale of an issuer’s securities, and not be deemed to be a broker, “[i]s not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.” For the reasons stated below, we do not believe the payment of commissions and expense reimbursement to AMB should be imputed to Mr. Dixon and result in the unavailability to Mr. Dixon and the Issuer of SEC Rule 3a4-1.

First, we note that the three SEC Releases (Numbers 19195 [1977], 20943 [1984], and 22172 [1985]) proposing and adopting SEC Rule 3a4-1 each emphasize that the prohibition on transaction-based compensation is intended to prevent high pressure sales tactics or abusive sales practices that an unlicensed sales person may use to increase his or her transaction-based compensation. Such risk is not implicated in the Issuer’s and AMB’s proposed arrangement. Ms. Dixon and AMB are appropriately licensed and will adhere to the legal, regulatory, and ethical standards of their profession and industry.

Furthermore, the three SEC Releases related to SEC Rule 3a4-1 also posit that the receipt of transaction-based compensation is indicative of engaging in the business of effecting securities transactions, which in turn is indicative of being a “broker.” It is, therefore, appropriate that Ms. Dixon and AMB receive commissions for their work with respect to selling Issuer securities.

We do not believe there is anything in Rule 3a4-1 or in the three SEC Releases related to SEC Rule 3a4-1 that warrants or mandates that payments to Ms. Dixon and/or AMB (who are appropriately licensed to engage in the business of effecting securities transactions and to receive transaction-based compensation therefor) should be imputed to Mr. Dixon as an associated person of the Issuer. Conversely, we believe that such an imputation would represent sexist and paternalistic assumptions about the relationship between spouses, in general, and the independent qualifications and career of Ms. Dixon, specifically. Ms. Dixon is an independently licensed, experienced professional and her activities and income should not be imputed or attributed to Mr. Dixon due to their marriage. We also note that Ms. Dixon is compensated by AMB and not by PMHC.

With respect to the SEC including in SEC Rule 3a4-1 the word “indirectly,” we note that SEC Release Number 13195 (1977), which initially proposed SEC Rule 3a4-1, does not include the word “indirectly” in the proposed rule, but does state that such rule is intended to prevent an issuer from hiring employees to serve as securities salesmen and to prohibit the payment of commissions or salary increases or bonuses designed to function as commissions. Similarly, SEC Release Number 20943 (1984), which re-proposed SEC Rule 3a4-1 after seven years, also does not use the word “indirectly” in the proposed rule. This SEC Release does, however, contain a more robust discussion of what would constitute prohibited “other remuneration” under SEC Rule 3a4-1.

Ultimately, SEC Release Number 22172 (1985), which adopted SEC Rule 3a4-1, incorporated the word “indirectly” in response to comments received by the SEC. No discussion is included of what is intended to be meant by “indirectly,” but the discussion again focuses on

David Lin, Esq.

May 20, 2014

what types of payments other than commissions constitute prohibited compensation. For that reason, it can be concluded that “indirectly” may refer to bonuses or non-cash compensation paid to an associated person that may be directly or indirectly tied to the success of the offering or the quantity of securities sold, but not payments made to a spouse of an associated person or the spouse’s employer.

Finally, we significantly note that SEC Rule 3a4-1 is a “safe-harbor” and not a set of absolute requirements for the determination that an associated person of an issuer is not acting as a “broker.” Therefore, a declaration of effectiveness for the Second Amendment should not be delayed due to questions concerning Mr. Dixon’s role in the Issuer’s offering.

We thank you for your consideration of the foregoing and also note that the Issuer would be amenable to adding additional disclosure regarding this matter in its Registration Statement and the Prospectus contained therein if the staff of the SEC is of the opinion that such disclosure is appropriate.

Should you wish to discuss these matters or have any additional questions, please call me at (850) 878-2411.

Sincerely,

ADAMS AND REESE LLP

/s/ Richard Pearlman

Richard Pearlman

cc:	Financial Industry Regulatory Authority
Prime Meridian Holding Company
Allen Mooney & Barnes Brokerage Services, LLC